March 30, 2005



via facsimile and U.S. mail

Mr. Terrell K. Crews
Chief Financial Officer
Monsanto Company
800 North Lindbergh Blvd.
St. Louis, MO  63167



	Re:	Monsanto Company
		Form 10-K, Filed November 4, 2004
		Form 10-Q, Filed January 10, 2005
		File No. 1-16167

Dear Mr. Crews:

      We have reviewed the above filings and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and
Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended August 31, 2004

General

1. We understand you would prefer to limit compliance with many of our comments to future filings. We are currently considering your request in response to these prior comments.

Item 7, Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Financial Measures, page 24

2. We reviewed your response to prior comments 1 and 2, and note that
you have proposed to revise the title of your non-GAAP financial measure to "Adjusted EBIT". The revised title of your non-GAAP measures should not refer in any way to EBIT as this measure is not calculated consistently with the widely known definition of EBIT.
We
note your measure of EBIT is based on earnings adjusted for discontinued operations and cumulative effect of a change in
accounting principle.   Revise the title of your non-GAAP measure
to
exclude any reference to EBIT.

Note 7. Customer Financing Program, page 83

3. We have reviewed your response to prior comment 9, in which you describe how the customer financing program complies with the criteria of paragraph 9 of SFAS 140. Your response however, did not specifically address the second portion of our prior comment relating to the first-loss guarantee provided by Monsanto. Please tell us if this guarantee affects your conclusion that the transfers of customer loans meet the criteria of SFAS 140, paragraph 9.

Note 9.  Goodwill and Other Intangible Assets, page 84

4. We have reviewed your response to prior comment 14. You have indicated that the first two components of the arrangement, for $40 million and $45 million respectively, were recorded as intangible assets. These assets are comprised of a database of intellectual property primarily made up of gene sequencing and gene leads, processes, libraries and other biological materials. Tell us why you believe these components should be accounted for as intangible assets under the guidance of SFAS 2, paragraph 11(c) as opposed to research and development costs to be expensed under paragraph 12.

5. We understand the collaboration agreement with Ceres, Inc. provides for additional payments for the purchase of rights to subsequently developed technologies for approximately $45 million, which has been capitalized as an intangible asset at the contract price. Tell us why the acquisition of subsequently developed technology over the five-year agreement should be accounted for differently than the funding of a joint research program. It appears these costs of subsequently developed technologies are similar to research and development costs that would have otherwise been expensed in the income statement under SFAS 2, similar to the amounts associated with the joint research program component. In your response, please address why you have used the contract price in valuing these intangible assets versus the internally developed discounted cash flow valuation method. In addition, please identify the amounts capitalized over the term of the collaboration agreement related to the acquisition of rights to subsequently developed technologies as of each fiscal year presented and interim period as of November 30, 2004.

Note 25.  Equity Affiliates, page 114

6. We have reviewed your response to prior comment 19, noting you perform research and development activities funded by Renessen LLC.
Please tell us how you considered the guidance of SFAS 68 in determining how to account for these ongoing arrangements and in concluding the recognition of an obligation and further disclosure under paragraph 14 are not required.

Note 26. Advertising Costs, page 114

7. We have reviewed the proposed disclosure provided in response to
prior comment 20.  However, we note your proposed disclosure does not
address the timing of recognition in the income statement of amounts
due from Scotts over the life of the contract arrangement.   In
addition, the terms of the contract and the responsibilities of each party under the contractual arrangement remain unclear. Please expand your proposed disclosure to address the significant terms of the agreement and your accounting for the amounts recognized in the financial statements related to this agreement.

Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.




      You may contact Gary Newberry at (202) 824-5567 or Shannon
Buskirk at (202) 942-1826 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Monsanto Company
March 30, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE